As filed with the Securities and Exchange Commission on March 13, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE REPUBLIC OF KOREA

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Yeo Kwon Yoon

Consul

Korean Consulate General

335 East 45th Street

New York, New York 10017

Copies to:

Jinduk Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 39th Floor, Bank of China Tower One Garden Road Hong Kong	Mark A. Walker, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States of America

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount to be registered(1)		Amount of registration fee(2)
Debt securities	US$	7,000,000,000	US$	275,100

(1)	Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to the Registrant.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, a filing fee of $280,349.09 has already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement under Schedule B of the Securities Act of 1933 (No. 333-118631) filed by the Republic of Korea on August 27, 2004 and is being carried forward. The filing fee of $275,100 due for this registration statement is offset against the registration fee previously paid. No additional registration fee has been paid with respect to this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement relates to US$7,000,000,000 aggregate principal amount of debt securities of The Republic of Korea to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities.

SUBJECT TO COMPLETION, DATED MARCH 13, 2009

PROSPECTUS

The Republic of Korea

US$7,000,000,000

Debt Securities

The Republic may offer up to US$7,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The debt securities will be direct, unconditional, unsecured and unsubordinated obligations of the Republic and will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of the Republic.

The Republic will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2009.

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “(Won)” contained in this prospectus are to the currency of Korea, and references to “U.S. dollars”, “Dollars”, “dollars”, “$” or “US$” are to the currency of the United States of America.

The fiscal year of the Republic ends on December 31 of each year. The fiscal year ended December 31, 2008 is referred to in this prospectus as “2008”, and other fiscal years are referred to in a similar manner.

Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the debt securities will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transaction Act. The Foreign Exchange Stabilization Fund is used for:

•	selling and purchasing foreign currencies;

•	depositing or lending to The Bank of Korea, foreign governments, foreign central banks or other financial institutions inside and outside Korea;

•

guaranteeing debt incurred by The Bank of Korea, Korean institutions authorized to engage in foreign exchange business or foreign financial institutions in connection with foreign exchange transactions or engaging in certain currency derivatives transactions;

•	entrusting to Korean institutions authorized to engage in foreign exchange business to manage the Foreign Exchange Stabilization Fund; and

•

temporarily paying on behalf of the Government, foreign currency debt incurred by Korean institutions authorized to engage in foreign exchange business and guaranteed by the Government until payment is made by the Government using a contingency fund or supplementary budget.

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 48 million people. The country’s largest city and capital, Seoul, has a population of about 11 million people.

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun. Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party (the “UNDP”). The Uri Party merged into the UNDP in August 20, 2007.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term on February 25, 2008. The Lee administration’s key policy priorities include:

•	pursuing a lively market economy through deregulation, free trade and the attraction of foreign investment;

•	establishing an efficient government by reorganizing government functions and privatizing state-owned enterprises;

•	taking initiatives on the denuclearization of North Korea;

•	seeking a productive welfare system based on customized welfare benefits and job training; and

•	strengthening the competitiveness of Korea’s education system.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong Presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices Act provide for the direct election of about 82% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Incheon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

Currently, there are two major political parties, the Grand National Party, or GNP, and the United New Democratic Party, or UNDP. The 18th legislative general election was held on April 9, 2008 and the term of the National Assembly members elected in the 18th legislative general election commenced on May 30, 2008.

As of March 13, 2009, the parties control the following number of seats in the National Assembly:

	GNP	UNDP	Others	Total
Number of Seats	170	83	41	294

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 650,000 regular troops and almost 3.0 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. In addition, the United States has historically maintained its military presence in the Republic. In October 2004, the United States and the Republic agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in the Republic by the end of 2008. By the end of 2004, 5,000 U.S. troops departed the Republic in the first phase of such withdrawal and in the plan’s second phase, the United States removed 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops were scheduled to depart by the end of 2008. In April 2008, however, the United States and the Republic decided not to proceed with the final phase of withdrawal and agreed to maintain 28,500 U.S. troops in the Republic. In February 2007, the United States and the Republic agreed to dissolve their joint command structure by 2012, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, the Republic, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, the Republic and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Mr. Lee Myung-Bak, who became the President of the Republic in February 2008, has announced that he is open to dialogue with North Korea to discuss various issues, including North Korea’s nuclear weapons program. In October 2008, North Korea agreed to a series of denuclearization verification measures, following the removal of North Korea from a list of state sponsors of terrorism maintained by the United States. In February 2009, however, media reports have indicated that North Korea is preparing to test its longest-range missile, capable of reaching United States territory.

There can be no assurance that the level of tension will not escalate and that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners after the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Trade Organization, or WTO; and

•	the Inter-American Development Bank, or IDB.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

Economic Developments since 1997 and Current Worldwide Economic and Financial Difficulties

In 1997 and 1998, Korean companies, banks and other financial institutions experienced financial difficulties brought on by a number of factors, including among others, excessive investment and high levels of foreign currency and Won currency debt incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also adversely affected the Korean economy. The Korean economy, however, has recovered since 1998, as the Government implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties it experienced in 1997 and 1998.

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	1997		1998		1999		2000		2001		2002		2003		2004		2005		2006		2007		2008
	(billions of dollars and trillions of Won, except percentages)
GDP Growth(1)		4.7%		(6.9)%		9.5%		8.5%		3.8%		7.0%		3.1%		4.7%		4.2%		5.1%		5.0%		2.5	%(4)
Inflation		4.4%		7.5%		0.8%		2.3%		4.1%		2.7%		3.5%		3.6%		2.8%		2.2%		2.5%		4.7%
Unemployment(2)		2.6%		7.0%		6.3%		4.4%		4.0%		3.3%		3.6%		3.7%		3.7%		3.5%		3.2%		3.2%
Trade Surplus		$(8.5)		$39.0		$23.9		$11.8		$9.3		$10.3		$15.0		$29.4		$23.2		$16.1		$14.6 (4)		$(13.3	)(4)
Foreign Currency Reserves		$20.4		$52.0		$74.1		$96.2		$102.8		$121.4		$155.4		$199.1		$210.4		$239.0		$262.2		$201.2
External Liabilities(3)		$174.2		$163.8		$152.9		$148.5		$130.4		$143.0		$161.6		$172.3		$187.9		$260.1		$383.2		$380.5
Fiscal Balance	(Won)	(7.0)	(Won)	(18.8)	(Won)	(13.1)	(Won)	6.5	(Won)	7.3	(Won)	22.7	(Won)	7.6	(Won)	5.2	(Won)	3.5	(Won)	3.6	(Won)	33.8	(Won)	11.9

Notes:

(1)	At constant market prices.
(2)	Average for year.
(3)	Starting from June 2003, the total external liabilities of the Republic are calculated under criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Prior to June 2003, the Republic had calculated its total external debt using criteria agreed with the IMF during the financial crisis at the end of 1997. See “—Debt—External Debt” for a description of the changes in the criteria.
(4)	Preliminary data.

Source: The Bank of Korea.

The Republic’s economic and financial difficulties in 1997 and 1998 and its subsequent recovery, reforms and developments included the following:

•

Financial condition of Korean companies. A significant number of Korean companies, including member companies of the conglomerates known as “chaebols” that dominate the Korean economy, struggled financially due to excessive investment in some industries, weak export performances and high levels of debt and foreign currency exposure. Many of these Korean companies failed beginning in early 1997, including the Hanbo Group, the Sammi Group, the Kia Group and the Jinro Group. Following the series of corporate failures in the late 1990s, other Korean companies underwent corporate restructuring, including the Daewoo Group, Hynix Semiconductor, SK Networks and LG Card.

•

Financial condition of Korean banks and other financial institutions. The capital adequacy and liquidity of most Korean banks and other financial institutions have been adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and consideration of non-market oriented factors in making lending decisions. Since December 1997, the Government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods. Through recapitalization, the Government became the controlling shareholder of Korea First Bank, Seoul Bank, Woori Bank and Chohung Bank. The Government subsequently sold its controlling interest in Korea First Bank, Seoul Bank and Chohung Bank, each of which was later merged into or sold to other banks. Korean financial institutions have also voluntarily pursued mergers and acquisitions.

•

Foreign currency reserves. The Government’s foreign currency reserves fell to US$20.4 billion as of December 31, 1997 from US$33.2 billion as of December 31, 1996, due mainly to repatriations by foreign investors of their investments in the Republic and reduced availability of credit from foreign sources. Since the end of 1997, however, the Government’s foreign currency reserves continued to increase, reaching US$262.2 billion as of December 31, 2007, due primarily to continued trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions and to defend the value of the Won against depreciation. The amount of the Government’s foreign currency reserve was US$201.5 billion as of February 28, 2009.

•

Credit rating changes. From October 1997 to January 1998, the rating agencies downgraded the Republic’s credit ratings, with Moody’s Investor Service, Inc., or Moody’s, downgrading the Republic’s long-term foreign currency rating on bond obligations from A1 to Ba1, Standard & Poor’s Ratings Services, or Standard & Poor’s, downgrading the Republic’s long-term foreign currency rating from AA- to B+ and Fitch International Banking Credit Agency, or Fitch, downgrading the Republic’s long-term currency rating from AA- to B-. Since that time, the rating agencies have raised the country’s ratings significantly, with Moody’s upgrading the Republic’s long-term foreign currency rating to A3,

Standard and Poor’s to A- and Fitch to A in 2002. In 2003, Moody’s changed its outlook on the long-term foreign currency rating of Korea to negative from positive due primarily to the heightened security concerns stemming from North Korea’s nuclear weapons program. In 2004, Moody’s changed its outlook on the long-term foreign currency rating of the Republic to stable from negative due primarily to the Republic’s continued stability in its public-sector debt position. In July 2005, Standard & Poor’s upgraded the Republic’s long-term foreign currency rating from A- to A. In October 2005, Fitch raised the Republic’s long-term foreign currency rating from A to A+. In April 2006, Moody’s changed its outlook on the long-term foreign currency rating of Korea to positive from stable. In July 2007, Moody’s upgraded the Republic’s long-term foreign currency rating from A3 to A2. In November 2008, Fitch changed its outlook on the long-term foreign currency rating of Korea from stable to negative.

•

Interest rate fluctuations. In late 1997 and 1998, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, due to adverse economic conditions and the depreciation of the Won. Since the fourth quarter of 1998, interest rates fell significantly, primarily driven by improved economic conditions and The Bank of Korea’s interest rate policy. The Bank of Korea gradually raised the benchmark rate between October 2005 and August 2008 to cope with inflationary pressures. During the fourth quarter of 2008 and the first quarter of 2009, The Bank of Korea decreased the rate by a total of 3.25% points to 2.00% in order to address financial market instability and to help combat the slowdown of the domestic economy.

•

Exchange rate fluctuations. Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997. Due to improved economic conditions and continued trade surpluses, the Won had generally appreciated against the U.S. dollar since the end of 1997, although that trend reversed in March 2008. During the period from January 2, 2008 through March 13, 2009, the value of the Won relative to the U.S. dollar declined by approximately 36.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. Won depreciation substantially increases the amount of Won revenue needed by Korean companies to repay foreign currency-denominated debt, increases the possibility of defaults and results in higher prices for imports, including key raw materials such as oil, sugar and flour. On the other hand, Won appreciation generally has an adverse effect on exports by Korean companies.

•

Stock market volatility. The Korea Composite Stock Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to reach a high of 2,064.9 in late 2007 but since then the index declined. On March 13, 2009, the index was 1,126.0. Significant sales of Korean securities by foreign investors and the repatriation of the sales proceeds could drive down the value of the Won, reduce the foreign currency reserves held by financial institutions in the Republic and hinder the ability of Korean companies to raise capital.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the U.S. and worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global credit and financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets.

As liquidity and credit concerns and volatility in the global financial markets have increased significantly since September 2008, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Monetary Policy—Foreign Exchange.” Such depreciation of the Won has increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index declined by over 39% from 1,852.0 on May 30, 2008 to 1,126.0 on March 13, 2009. See “The Financial System—Securities Markets.” Further declines in the Korea Composite Stock Price Index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that have led many lenders and institutional investors to reduce or cease funding to borrowers, have adversely affected Korean banks’ ability to borrow, particularly with respect to foreign currency funding. In the event that the current difficult conditions in the global credit markets continue, Korean banks may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

In response to these developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Government has implemented or announced, among other things, the following measures during the fourth quarter of 2008 and the first quarter of 2009:

•

in October 2008, the Government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, up to an aggregate amount of US$100 billion, for a period of three years from the date such debt was incurred;

•

in October 2008, The Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, effective until April 30, 2009 (subsequently extended to October 30, 2009). The Bank of Korea has been providing U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, using funds from the swap line;

•

in November 2008, the Government announced that it would seek to provide economic stimulus by expanding government expenditure and reducing tax, as well as loosening restrictions on real estate development and transactions;

•

in December 2008, a (Won)10 trillion bond market stabilization fund was established to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions;

•

in December 2008, The Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to (Won)38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, effective until April 30, 2009;

•	in December 2008, the Government announced that it would purchase non-performing loans held by savings banks, in the amount of up to (Won)1.3 trillion, through the Korea Asset Management Corporation;

•	in February 2009, the Government announced its plan to contribute capital to Korean banks through a (Won)20 trillion bank recapitalization fund and received applications from 14 banks; and

•

during the fourth quarter of 2008 and the first quarter of 2009, The Bank of Korea decreased the policy rate by a total of 3.25% points to 2.00% in order to address financial market instability and to help combat the slowdown of the domestic economy.

However, the overall impact of these legislative and regulatory efforts on the financial markets is uncertain, and they may not have the intended stabilizing effects.

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current and constant market prices. GDP at current market prices values a country’s output using the actual prices of each year and GDP at constant market prices values output using the prices from a base year, thereby eliminating the distorting effects of inflation or deflation.

The following table sets out the composition of the Republic’s GDP at current and constant 2000 market prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product(1)

	2004	2005	2006	2007(2)	2008(2)		As % of GDP 2008(2)
	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	401,468.8	426,690.6	454,955.7	487,407.1	N/A	(4)	N/A	(4)
Government	105,519.9	114,838.2	125,642.8	136,175.6	N/A	(4)	N/A	(4)
Gross Capital Formation	230,216.6	243,659.5	253,118.5	264,665.9	N/A	(4)	N/A	(4)
Change in Inventories	6,430.1	6,420.0	6,820.5	5,312.5	N/A	(4)	N/A	(4)
Exports of Goods and Services	342,865.5	342,588.0	364,718.4	410,940.3	N/A	(4)	N/A	(4)
Less Imports of Goods and Services	(309,647.4)	(323,466.8)	(356,929.9)	(403,418.2)	N/A	(4)	N/A	(4)
Statistical Discrepancy	2,529.9	6,206.3	6,539.1	5,417.9	N/A	(4)	N/A	(4)

Expenditures on Gross Domestic Product	779,380.5	810,515.9	848,044.6	901,188.6	N/A	(4)	100.0
Net Factor Income from the Rest of the World	1,793.7	(1,216.1)	1,116.5	1,352.7	N/A	(4)	—

Gross National Product(1)	781,174.2	809,299.8	849,161.2	902,541.3	N/A	(4)	100.0

Gross Domestic Product at Constant 2000 Market Prices:
Private	348,067.2	360,720.6	376,886.7	393,696.5	395,755.5		48.4
Government	83,895.2	88,120.6	93,558.9	98,981.1	103,290.1		12.6
Gross Capital Formation	203,187.9	208,076.6	215,956.5	221,370.9	217,724.4		26.6
Change in Inventories	671.1	21.8	(464.5)	(2,804.9)	(2,133.8)		(0.3)
Exports of Goods and Services	359,709.5	390,443.5	436,631.6	489,485.4	519,591.8		63.5
Less Imports of Goods and Services	(301,718.5)	(323,604.7)	(360,180.2)	(402,946.1)	(414,899.4)		(50.7)
Statistical Discrepancy	183.1	(629.8)	(2,602.2)	(2,530.7)	(3,366.9)		(0.4)

Expenditures on Gross Domestic Product	693,995.5	723,126.8	760,251.2	798,057.0	818,095.6		100.0
Net Factor Income from the Rest of the World in the Terms of Trade	1,513.8	(1,030.3)	898.9	1,042.1	N/A	(4)	—
Trading Gains and Losses from Changes	(24,471.6)	(46,437.8)	(67,807.6)	(78,394.4)	(113,606.67)		—

Gross National Income(3)	671,037.7	675,658.7	693,342.6	720,704.8	N/A	(4)	—

Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	7.5	4.0	4.6	6.3	N/A	(4)	—
At Constant 2000 Market Prices	4.7	4.2	5.1	5.0	2.5		—

Notes:

(1)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(2)	Preliminary.
(3)	GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic’s gross national income.
(4)	Not available.

Source: National Accounts Year 2009; The Bank of Korea.

The following tables set out the Republic’s GDP by economic sector at current and constant 2000 market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2004	2005	2006	2007(1)	2008(1)		As % of GDP 2008(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	26,246.2	24,631.4	24,635.1	23,982.2	N/A	(2)	N/A	(2)
Mining and Manufacturing	200,830.8	207,327.2	213,560.8	226,163.6	N/A	(2)	N/A	(2)
Mining and Quarrying	2,276.5	2,626.2	2,612.4	2,839.4	N/A	(2)	N/A	(2)
Manufacturing	198,554.3	204,701.0	210,948.4	223,324.2	N/A	(2)	N/A	(2)
Electricity, Gas and Water	16,732.6	16,838.7	17,526.7	18,050.7	N/A	(2)	N/A	(2)
Construction	64,772.5	66,375.0	67,731.0	71,118.0	N/A	(2)	N/A	(2)

Services:	385,735.2	324,867.7	430,550.4	460,989.5	N/A	(2)	N/A	(2)
Wholesale and Retail Trade, Restaurants and Hotels	65,531.9	67,862.2	71,014.2	74,351.1	N/A	(2)	N/A	(2)
Transportation, Storage and Communication	50,969.0	52,429.5	53,814.3	57,451.1	N/A	(2)	N/A	(2)
Financial Intermediation	57,266.2	60,483.5	63,965.4	70,904.9	N/A	(2)	N/A	(2)
Real Estate, Renting and Business Activities	86,027.8	90,482.4	95,836.2	102,172.0	N/A	(2)	N/A	(2)
Public Administration and Defense; Compulsory Social Security	42,209.6	45,429.4	48,794.8	51,421.8	N/A	(2)	N/A	(2)
Education	39,194.9	41,569.8	44,635.2	47,442.3	N/A	(2)	N/A	(2)
Health and Social Work	20,847.5	23,069.3	25,639.2	28,574.7	N/A	(2)	N/A	(2)
Other Service Activities	23,688.3	24,975.6	26,851.1	28,671.6	N/A	(2)	N/A	(2)

Taxes less subsidies on products	85,063.0	89,041.7	94,040.6	100,884.5	N/A	(2)	N/A	(2)

Gross Domestic Product at Current Prices	779,380.5	810,515.9	848,044.6	901,188.6	N/A	(2)	N/A	(2)

Net Factor Income from the Rest of the World	1,793.7	(1,216.1)	1,116.5	1,352.1	N/A	(2)	N/A	(2)
Gross National Income at Current Price	781,174.2	809,299.8	849,161.2	902,541.3	N/A	(2)	N/A	(2)

Notes:

(1)	Preliminary.
(2)	Not available.

Source: National Accounts Year 2009; The Bank of Korea.

Gross Domestic Product by Economic Sector

(at constant 2000 market prices)

	2004	2005	2006	2007(1)	2008(1)	As % of GDP 2008(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	25,258.5	25,446.6	25,067.2	25,339.1	26,235.5	3.2
Mining and Manufacturing	196,832.1	210,587.0	228,317.6	243,023.1	250,907.2	30.7
Mining and Quarrying	1,946.5	1,913.7	1,946.1	1,978.1	1,839.3	0.2
Manufacturing	194,885.6	208,673.3	226,371.5	241,045.0	249,067.9	30.4
Electricity, Gas and Water	17,035.3	18,360.7	18,990.8	19,752.6	20,720.1	2.5
Construction	51,459.1	51,413.0	51,578.8	52,523.4	51,496.3	6.3

Services:	327,166.7	338,177.8	352,353.5	369,189.1	377,802.4	46.2
Wholesale and Retail Trade, Restaurants and Hotels	59,471.4	60,687.0	62,821.7	65,018.6	65,755.8	8.0
Transportation, Storage and Communication	50,808.6	53,254.2	55,691.5	58,673.3	60,520.3	7.4
Financial Intermediation	46,211.5	48,392.3	50,933.2	56,165.2	57,525.2	7.0
Real Estate, Renting and Business Activities	74,690.0	77,247.9	80,169.6	83,072.4	85,340.9	10.4
Public Administration and Defense:
Compulsory Social Security	31,838.1	32,662.5	33,727.6	34,574.1	34,992.5	4.3
Education	29,813.6	30,174.2	30,956.2	31,447.0	32,051.7	3.9
Health and Social Work	13,965.2	14,752.8	15,818.5	17,100.1	17,991.9	2.2
Other Service Activities	20,368.3	21,006.9	22,235.2	23,138.4	23,624.1	2.9

Taxes less subsidies on products	76,243.6	79,141.8	83,943.3	88,229.7	90,934.1	11.1

Gross Domestic Product at Market Prices	693,995.5	723,126.8	760,251.2	798,057.0	818,095.6	100.0

Notes:

(1)	Preliminary.

Source: National Accounts Year 2009; The Bank of Korea.

GDP growth in 2004 was 4.7% at constant market prices, as aggregate private and general government consumption expenditures increased by 0.4% and gross domestic fixed capital formation increased by 2.1%, each compared with 2003.

GDP growth in 2005 was 4.2% at constant market prices, as aggregate private and general government consumption expenditures increased by 3.9% and gross domestic fixed capital formation increased by 2.4%, each compared with 2004.

GDP growth in 2006 was 5.1% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.8% and gross domestic fixed capital formation increased by 3.6%, each compared with 2005.

Based on preliminary data, GDP growth in 2007 was 5.0% at constant prices, as aggregate private and general government consumption expenditures increased by 4.7% and gross domestic fixed capital formation increased by 4.0%, each compared with 2006.

Based on preliminary data, GDP growth in 2008 was 2.5% at constant prices, as aggregate private and general government consumption expenditures increased by 1.3% and gross domestic fixed capital formation decreased by 1.9%, each compared with 2007. Based on preliminary data, GDP growth in the first six months of 2008 was 5.3% at constant prices, as aggregate private and general government consumption expenditures increased by 3.1% and gross domestic fixed capital formation increased by 0.5%, each compared with the same period of 2007. Based on preliminary data, GDP growth in the third quarter of 2008 was 3.8% at constant prices, as aggregate private and general government consumption expenditures increased by 1.7% and gross domestic fixed capital formation increased by 1.4%, each compared with the same period of 2007. Based on preliminary data, GDP in the fourth quarter of 2008 contracted by 3.4% at constant prices, as aggregate private and general government consumption expenditures decreased by 2.4% and gross domestic fixed capital formation decreased by 8.4%, each compared with the same period of 2007.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2005 = 100)

	Index Weight(1)	2004	2005	2006	2007	2008(2)
All Industries	10,000.0	94.0	100	108.4	115.8	119.1
Mining and Manufacturing	9,458.5	94.1	100	108.6	116.2	119.3
Mining	36.5	108.4	100	95.8	90.8	83.0
Petroleum, Crude Petroleum and Natural Gas	8.7	113.9	100	93.4	82.1	65.7
Metal Ores	0.5	103.6	100	113.2	171.0	154.8
Non-metallic Minerals	27.3	108.1	100	96.3	92.1	87.2
Manufacturing	9,422.0	94.0	100	108.7	116.3	119.5
Food Products	479.2	100.2	100	101.7	101.6	100.2
Beverage Products	159.0	101.4	100	99.4	101.5	104.5
Tobacco Products	55.1	124.2	100	111.9	116.2	120.8
Textiles	226.0	114.2	100	100.2	99.0	91.4
Wearing Apparel, Clothing Accessories and Fur Articles	174.6	94.8	100	109.6	115.8	117.4
Tanning and Dressing of Leather, Luggage and Footwear	47.9	110.8	100	102.5	98.7	93.9
Wood and Products of Wood and Cork (Except Furniture)	46.7	104.5	100	109.6	108.2	98.5
Pulp, Paper and Paper Products	145.0	99.4	100	102.1	105.2	103.1
Printing and Reproduction of Recorded Media	77.0	106.8	100	102.0	101.3	110.1
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	315.2	96.9	100	101.3	102.5	103.1
Chemicals and Chemical Products	772.2	98.6	100	102.5	109.4	110.2
Pharmaceuticals, Medicinal Chemicals and Botanical Products	187.1	89.5	100	111.2	120.5	129.7
Rubber and Plastic Products	434.2	98.1	100	106.8	112.3	109.4
Non-metallic Minerals	309.9	107.0	100	106.1	112.2	113.4
Basic Metals	753.2	99.7	100	103.7	108.1	108.5
Fabricated Metal Products	490.8	101.6	100	106.3	112.1	116.1
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,970.4	85.0	100	122.3	139.1	151.2
Medical, Precision and Optical Instruments, Watches and Clocks	102.8	105.6	100	107.3	112.8	116.3
Electrical Equipment	449.5	96.6	100	100.3	104.3	111.4
Other Machinery and Equipment	737.5	97.0	100	109.5	120.2	119.4
Motor Vehicles, Trailers and Semitrailers	1,101.2	92.2	100	108.0	114.5	110.3
Other Transport Equipment	254.3	92.9	100	108.3	114.9	141.8
Furniture	79.0	102.7	100	101.4	100.0	95.9
Other Products	54.2	113.7	100	94.8	95.1	84.7
Electricity, Gas	541.5	93.3	100	104.1	108.8	114.5
Publishing activities	109.3	105.8	100	101.2	97.5	95.8
Total Index (including Publishing Activities)	10,109.3	94.2	100	108.3	115.6	118.8

Notes:

(1)	Index weights were established on the basis of an industrial census in 2005 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary.

Source: National Statistical Office.

Industrial production increased by 10.4% in 2004 primarily due to increased exports and domestic consumption recovery. Industrial production increased by 6.3% in 2005 primarily due to strong exports and increased domestic consumption. Industrial production increased by 8.4% in 2006 primarily due to increased exports and domestic consumption. Industrial production increased by 6.8% in 2007 primarily due to solid export growth and domestic consumption. Industrial production growth was only 2.8% in 2008 primarily due to a slowdown in growth of exports and domestic consumption as a result of adverse global and Korean economic conditions beginning in the second half of 2008.

Manufacturing

The manufacturing sector increased production by 10.7% in 2004, 6.4% in 2005, 8.7% in 2006 and 7.0% in 2007. In 2008, the manufacturing sector increased production by 2.8%.

Light Industry. In 2004, light industry recorded a 0.6% decrease due to decreased production of food products, textile, apparel and furniture. In 2005, light industry recorded a 2.6% decrease due to decreased production of textile, wood products, publishing and printing, furniture and non-metallic mineral products. In 2006, light industry recorded a 3.6% increase. In 2007, light industry recorded a 1.7% increase.

Automobiles. In 2004, automobile production increased by 11.7%, domestic sales recorded a decrease of 11.3% and exports recorded an increase of 39.0%, compared with 2003. In 2005, automobile production increased by 8.4%, domestic sales recorded an increase of 10.0% and exports recorded an increase of 11.0%, compared with 2004. In 2006, automobile production increased by 8.0%, domestic sales recorded an increase of 9.7% and exports recorded an increase of 11.6%, compared with 2005. In 2007, automobile production increased by 6.0%, domestic sales recorded an increase of 6.7% and exports recorded an increase of 13.2%, compared with 2006. In 2008, automobile production decreased by 3.7% compared with 2007 primarily due to a decrease in the domestic and global demand for automobiles as a result of adverse global and Korean economic conditions.

Electronics. In 2004, electronics production increased by 27.3% and exports increased by 35.7%, each compared with 2003 primarily due to growth in exports of semiconductor memory chips and global information technology products. In 2004, export sales of semiconductor memory chips constituted approximately 10.4% of the Republic’s total exports. In 2005, electronics production increased by 17.6% and exports increased by 13.1%, each compared with 2004 primarily due to continued growth in exports of semiconductor memory chips and global information technology products. In 2005, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports. In 2006, electronics production increased by 22.3% and exports increased by 24.6%, each compared with 2005. In 2006, export sales of semiconductor memory chips constituted approximately 11.5% of the Republic’s total exports. In 2007, electronics production increased by 13.7% and exports increased by 4.5%, each compared with 2006. In 2007, export sales of semiconductor memory chips constituted approximately 10.5% of the Republic’s total exports.

Iron and Steel. In 2004, crude steel production totaled 47.5 million tons, an increase of 2.6% from 2003. Domestic sales increased by 4.1% and exports increased by 44.4% due to increased demand in China. In 2005, crude steel production totaled 47.8 million tons, an increase of 0.6% from 2004. Domestic sales decreased by 0.2% and exports increased by 11.7% due to continued strong demand in China. In 2006, crude steel production totaled 48.5 million tons, an increase of 1.3% from 2005. Domestic sales increased by 5.7% and exports increased by 10.8%. In 2007, crude steel production totaled 51.5 million tons, an increase of 6.3% from 2006. Domestic sales increased by 10.6% and exports increased by 18.7%. In 2008, crude steel production totaled 53.5 million tons, an increase of 3.8% from 2007. Exports increased by 31.0%.

Shipbuilding. In 2004, the Republic’s shipbuilding orders amounted to 15.6 million compensated gross tons, a decrease of 2.5% compared to 2003. In 2005, the Republic’s shipbuilding orders amounted to 12.2 million compensated gross tons, a decrease of 21.8% compared to 2004. In 2006, the Republic’s shipbuilding orders amounted to 20.6 million compensated gross tons, an increase of 68.9% compared to 2005. In 2007, the Republic’s shipbuilding orders amounted to 32.6 million compensated gross tons, an increase of 58.3% compared to 2006.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

In 2004, rice production decreased 8.2% from 2003 to 4.5 million tons. In 2005, rice production increased 11.1% from 2004 to 5.0 million tons. In 2006, rice production decreased 4.0% from 2005 to 4.8 million tons. Based on preliminary data, in 2007, rice production decreased 2.1% from 2006 to 4.7 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs. In 2004, 2005, 2006, 2007 and 2008, the Republic’s self sufficiency ratio was 50.3%, 54.0%, 53.6% and 51.1%, respectively.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2004, the agriculture, forestry and fisheries industry increased by 9.2% compared to 2003 primarily due to increased production of rice, fruits and vegetables, as well as an increase in fishing catch. In 2005, the agriculture, forestry and fisheries industry increased by 0.7% compared to 2004 primarily due to slightly increased production of rice, fruits and corns. In 2006, the agriculture, forestry and fisheries industry decreased by 1.5% compared to 2005 primarily due to a slowdown in the cultivation and livestock industry. Based on preliminary data, in 2007, the agriculture, forestry and fisheries industry increased by 1.1% compared to 2006 primarily due to an increase in fishing catch which offset a decrease in the production of rice. Based on preliminary data, in 2008, the agriculture, forestry and fisheries industry increased by 3.5% compared to 2007.

Construction

In 2004, the construction industry increased by 1.8% compared to 2003 primarily due to a steady increase in residential and commercial construction. In 2005, the construction industry decreased by 0.1% compared to 2004 primarily due to a slight decrease in residential and commercial construction. In 2006, the construction industry increased by 0.3% compared to 2005 primarily due to a slight increase in the construction of residential and commercial buildings. Based on preliminary data, in 2007, the construction industry increased by 1.8% compared to 2006 primarily due to an increase in the construction of commercial buildings which offset a slight decrease in the construction of residential buildings. Based on preliminary data, in 2008, the construction industry decreased by 2.0% compared to 2007 primarily due to a significant decrease in the construction of commercial and residential buildings.

The construction industry is currently experiencing a downturn, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, as a result of deteriorating conditions in the Korean economy. The Government has recently taken measures to support the Korean construction industry, including a (Won)5 trillion program to buy unsold housing units and land from construction companies.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2004	220.2	213.0	96.7
2005	228.6	220.9	96.6
2006	233.4	225.2	96.5
2007	236.5	228.3	96.5
2008(1)	239.8	231.0	96.4

Notes:

(1)	Preliminary

Source: Korea Energy Economics Institute.

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
2004	53.1	24.1	100.6	45.7	32.7	14.8	33.8	15.4	220.2	100.0
2005	54.8	24.0	101.5	44.4	36.7	16.1	36.1	15.5	228.6	100.0
2006	56.7	24.3	101.8	43.6	37.2	15.9	36.2	16.2	233.4	100.0
2007	59.7	25.2	105.5	44.6	30.7	13.0	40.6	17.2	236.5	100.0
2008(1)	66.1	27.6	100.2	41.8	32.5	13.5	41.0	17.1	239.8	100.0

Notes:

(1)	Preliminary

Source: Korea Energy Economics Institute.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 17,716 megawatts as of December 31, 2008.

Services Sector

In 2004, the transportation, storage and communications sector increased by 7.0%, the financial intermediation sector decreased by 1.4% and the real estate and business service sector increased by 1.9%, each compared with 2003. In 2005, the transportation, storage and communications sector increased by 4.8%, the financial intermediation sector increased by 4.7% and the real estate and business service sector increased by 3.4%, each compared with 2004. In 2006, the transportation, storage and communications sector increased by 4.6%, the financial intermediation sector increased by 5.3% and the real estate and business service sector increased by 3.8%, each compared with 2005. Based on preliminary data, in 2007, the transportation, storage and communications sector increased by 5.4%, the financial intermediation sector increased by 10.3% and the real estate and business service sector increased by 3.6%, each compared with 2006. Based on preliminary data, in 2008, the transportation, storage and communications sector increased by 3.1%, the financial intermediation sector increased by 2.4% and the real estate and business service sector increased by 2.7%, each compared with 2007.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase Over Previous Year	Consumer Price Index(1)	Increase Over Previous Year	Wage Index(1)(2)		Increase Over Previous Year		Unemployment Rate(1)(3)
	(2005=100)	(%)	(2005=100)	(%)	(2000=100)		(%)		(%)
2004	97.9	6.1	97.3	3.6	135.2		6.0		3.7
2005	100.0	2.1	100.0	2.8	144.2		6.6		3.7
2006	100.9	0.9	102.2	2.2	152.5		5.7		3.5
2007	102.3	1.4	104.8	2.5	160.0		5.6		3.2
2008	111.1	8.6	109.7	4.7	N/A	(4)	N/A	(4)	3.2

Notes:

(1)	Average for year
(2)	Nominal wage index of earnings in all industries.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available

Source: The Bank of Korea; Korea National Statistical Office.

The inflation rate, on an annualized basis, was 3.6% in 2004, 2.8% in 2005, 2.2% in 2006, 2.5% in 2007 and 4.7% in 2008.

The unemployment rate was 3.7% in 2004, 3.7% in 2005, 3.5% in 2006, 3.2% in 2007 and 3.2% in 2008.

From 1992 to 2008, the economically active population of the Republic increased by 23.2% to 24.0 million, while the number of employees increased by 22.3% to 23.2 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal.

As of July 1, 2004, Korea adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. The adoption of the five-day workweek has been extended to companies with over 300 employees and to government employees as of July 1, 2005 and to companies with over 100 employees as of July 1, 2006. Companies with more than 50 employees adopted the five-day workweek as of July 1, 2007 and those with over 20 adopted the five-day workweek as of July 1, 2008. Companies with less than 20 employees are also scheduled to adopt the five-day workweek by the end of 2011.

Approximately 10.8% of the Republic’s workers were unionized as of December 31, 2008. In the early 2000s, the labor unions of several of the Republic’s largest commercial banks, including Kookmin Bank, Chohung Bank (which was later acquired by Shinhan Bank) and Citibank (formerly KorAm Bank), staged strikes in response to consolidation in the banking industry. In addition, in the summer of 2004 and 2005, respectively, unionized workers of GS Caltex Corporation and Asiana Airlines staged strikes demanding better compensation and working conditions. In the fall of 2005, unionized workers at Hyundai Motor Company and Kia Motors Corp. went on strikes during annual contract talks. In December 2005, Korean Air’s unionized pilots also staged strikes demanding a higher wage increase. In the summer of 2006, unionized workers of Hyundai Motor Company and Kia Motors Corp. went on partial strikes demanding better compensation and working conditions, and unionized workers of Ssangyong Motor Company went on strike in response to the company’s proposed layoff plans. In July 2006, unionized workers of POSCO’s subcontractors initiated a sit-in strike at POSCO’s headquarters in Pohang demanding better wages and working conditions, disrupting POSCO’s operations for nine days. Also, in June 2007, unionized workers of Hyundai Motor Company went on partial strikes demanding a higher bonus increase. Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, controls five seats in the National Assembly from May 30, 2008 as a result of the 18th legislative general election held on April 9, 2008.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

—financial investment companies;

—credit guarantee institutions;

—venture capital companies; and

—miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act or FSCMA, under which various industry-based capital markets regulatory systems currently in place will be consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function- based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements. The Enforcement Decree of the FSCMA classifies the financial investment companies into a total of 77 categories depending on the types of (i) financial investment services, (ii) financial investment products, and (iii) investors.

Prior to the effective date of the Financial Investment Services and Capital Markets Act, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

•	dealing (trading and underwriting of financial investment products);

•	brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products are reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the Financial Investment Services and Capital Markets Act, at least in principle.

The banking business and the insurance business are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws; provided, however, that they are subject to the Financial Investment Services and Capital Markets Act if their activities involve any Financial Investment Businesses requiring a license based on the Financial Investment Services and Capital Markets Act.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in Korea since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2008, commercial banks consisted of seven nationwide banks, all of which have branch networks throughout Korea, six regional banks and 53 branches of 38 foreign banks operating in the country. Nationwide and regional banks had, in the aggregate, 5,430 domestic branches and offices, 54 overseas branches, four overseas representative offices and 21 overseas subsidiaries as of September 30, 2007.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Agricultural Cooperative Federation (which merged with the National Livestock Cooperative Federation in July 2000); and

•	National Federation of Fisheries Cooperatives.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing loans that more closely followed international standards. The new criteria increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.

	Total Loans	Non-Performing Assets	Percentage of Total
	(trillions of Won)		(percentage)
December 31, 2004	734.1	11.5	1.6
December 31, 2005	795.2	7.8	1.0
December 31, 2006	930.2	6.5	0.7
December 31, 2007	1,073.8	6.5	0.6
December 31, 2008(1)	1,288.1	11.0	0.9

Notes:

(1)	Preliminary

Source: Financial Supervisory Service.

Most of the growth in total loans since the end of 2002 has been attributable to loans to the retail sector, accounting for 37.2% of total loans as of February 28, 2009, compared to 34.3% as of December 31, 1999.

A group of the Republic’s banks, including seven nationwide commercial banks, six regional commercial banks and five special banks, posted an aggregate net profit of (Won)8.8 trillion in 2004 compared to an aggregate net profit of (Won)1.7 trillion in 2003, primarily due to decreased loan loss provisions and increased investment income. In 2005, these banks posted an aggregate net profit of (Won)13.6 trillion primarily due to decreased loan loss provisions and increased commissions and foreign exchange revenues. In 2006, these banks posted an aggregate net profit of (Won)13.6 trillion. Based on preliminary data, in 2007, these banks posted an aggregate net profit of (Won)15.0 trillion. Based on preliminary data, in 2008, these banks posted an aggregate net profit of (Won)7.9 trillion, compared to an aggregate net profit of (Won)15.0 trillion in the same period of 2007, primarily due to increased loan loss provisions.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

The country had 105 mutual savings banks as of December 31, 2008, with assets totaling (Won)69.9 trillion.

As of December 31, 2007, 12 domestic life insurance institutions, two joint venture life insurance institutions and eight wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)297.3 trillion as of December 31, 2007, were operating in the Republic.

As of September 30, 2008, five credit card companies operated in the country with loans totaling approximately (Won)34.6 trillion, of which 3.3% were classified as non-performing loans.

Money Markets

In Korea, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

In January 2005, the Korea Exchange was established pursuant to the Korea Stock and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Securities Dealers Automated Quotation (“KOSDAQ”) and the Korea Futures Exchange (as an exchange operating futures market and options market). The Korea Exchange was established in the form of a limited liability stock company in accordance with the Korean Commercial Code. The Korea Exchange is presently the only exchange in Korea that serves as a spot market and a futures market. It operates and supervises three market divisions: the Stock Market Division, the KOSDAQ Market Division, and the Futures Market Division. It has its principal office in Pusan.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 30, 2003	810.7
January 30, 2004	848.5
February 27, 2004	883.4
March 31, 2004	880.5
April 30, 2004	862.8
May 31, 2004	803.8
June 30, 2004	785.8
July 31, 2004	735.3
August 31, 2004	803.6
September 30, 2004	835.1
October 29, 2004	834.8
November 30, 2004	878.1
December 30, 2004	895.9
January 31, 2005	932.7
February 28, 2005	1,011.4
March 31, 2005	965.7
April 30, 2005	911.3
May 31, 2005	970.2
June 30, 2005	1,008.2
July 29, 2005	1,111.3
August 31, 2005	1,083.3
September 30, 2005	1,221.0
October 31, 2005	1,158.1
November 30, 2005	1,297.4
December 29, 2005	1,379.4
January 31, 2006	1,399.8
February 28, 2006	1,371.6
March 31, 2006	1,359.6
April 28, 2006	1,419.7
May 30, 2006	1,317.7
June 30, 2006	1,295.2
July 31, 2006	1,297.8
August 31, 2006	1,352.7
September 29, 2006	1,371.4
October 31, 2006	1,364.6
November 30, 2006	1,432.2
December 28, 2006	1,434.5
January 31, 2007	1,360.2
February 28, 2007	1,417.3
March 31, 2007	1,452.6
April 30, 2007	1,542.2
May 31, 2007	1,700.9
June 30, 2007	1,743.6
July 31, 2007	1,933.3
August 31, 2007	1,873.2
September 28, 2007	1,946.5
October 31, 2007	2,064.9
November 30, 2007	1,906.0

December 28, 2007	1,897.1
January 31, 2008	1,624.7
February 29, 2008	1,711.6
March 31, 2008	1,704.0
April 30, 2008	1,825.5
May 30, 2008	1,852.0
June 30, 2008	1,674.9
July 31, 2008	1,594.7
August 29, 2008	1,474.2
September 30, 2008	1,448.1
October 31, 2008	1,113.1
November 28, 2008	1,076.1
December 31, 2008	1,124.5
January 30, 2009	1,162.1
February 27, 2009	1,063.0

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index recovered to reach a high of 2,064.9 in late 2007 but since then the index declined. As liquidity and credit concerns and volatility in the global financial markets have increased significantly since September 2008, there has been a significant overall decline and continuing volatility in the stock prices of Korean companies. The index was 1,126.0 on March 13, 2009.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Services Commission. The Financial Services Commission acts as the executive body over the Financial Supervisory Service. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited.

The Government recently excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate,” the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

On July 10, 2003, The Bank of Korea cut its policy rate to 3.75% from 4.00%, which was further lowered to 3.5% on August 12, 2004 and 3.25% on November 11, 2004, in order to help economic recovery and to address financial market instability. On October 11, 2005, The Bank of Korea raised the policy rate to 3.5%, which was further raised to 3.75% on December 8, 2005, to 4.0% on February 9, 2006, to 4.25% on June 8, 2006 and to 4.50% on August 10, 2006, in response to the increasing side-effects of a low interest rate environment including inflationary pressures coupled with signs of recovery of the real economy. On July 12, 2007, The Bank of Korea raised the policy rate to 4.75% from 4.5%, and raised it further to 5.0% on August 9, 2007. The rationale for this change was the concern that the ample market liquidity might put upside pressure on inflation in the medium to long term as the economic upswing continued. On August 7, 2008, The Bank of Korea raised the policy rate to 5.25% from 5.0%, taking the view that inflation in consumer prices had picked up its pace, due to the direct and indirect effects of high oil prices, at a time when domestic economic activity had slackened. On October 9, 2008, The Bank of Korea cut its policy rate to 5.0% from 5.25%, and continued to lower it further to 4.25% on October 27, 2008, 4.0% on November 7, 2008, 3.0% on December 11, 2008, 2.5% on January 9, 2009 and 2.0% on February 12, 2009, in order to address financial market instability and to help combat the slowdown of the domestic economy.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2004	2005	2006	2007	2008
	(billions of Won)
Money Supply (M1)(1)	321,727.7	332,344.9	371,087.6	316,382.7	330,623.7
Quasi-money(2)	632,994.8	689,103.8	778,174.5	957,229.2	1,095,263.8
Money Supply (M2)	954,722.5	1,021,448.7	1,149,262.1	1,273,611.9	1,425,887.5
Percentage Increase Over Previous Year	6.3%	7.0%	12.5%	10.8%	12.0%

Notes:

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

Source: The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Strategy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Strategy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and was subsequently amended in October 2000, December 2000, December 2005, January 2007 and January 2009. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Strategy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions.” The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Exchange Rates

Won/U.S. Dollar Exchange Rate
December 31, 2003	1,197.8
January 31, 2004	1,173.7
February 27, 2004	1,176.2
March 31, 2004	1,146.6
April 30, 2004	1,167.7
May 31, 2004	1,165.7
June 30, 2004	1,152.5
July 31, 2004	1,171.3
August 31, 2004	1,153.8
September, 30, 2004	1,147.9
October 30, 2004	1,122.3
November 30, 2004	1,047.9
December 31, 2004	1,043.8
January 31, 2005	1,026.4
February 28, 2005	1,008.1
March 31, 2005	1,024.3
April 30, 2005	1,001.8
May 31, 2005	1,002.5
June 30, 2005	1,024.4
July 30, 2005	1,025.7
August 31, 2005	1,031.0
September 30, 2005	1,038.0
October 31, 2005	1,042.7
November 30, 2005	1,036.3
December 30, 2005	1,013.0
January 31, 2006	971.0
February 28, 2006	969.0
March 31, 2006	975.9
April 28, 2006	945.7
May 30, 2006	947.4
June 30, 2006	960.3
July 31, 2006	953.1
August 31, 2006	959.6
September 29, 2006	945.2
October 31, 2006	944.2
November 30, 2006	929.9
December 29, 2006	929.6
January 31, 2007	940.9
February 28, 2007	938.3
March 31, 2007	940.3
April 30, 2007	929.4
May 31, 2007	929.9
June 30, 2007	926.8

Won/U.S. Dollar Exchange Rate
July 31, 2007	923.2
August 31, 2007	939.9
September 28, 2007	920.7
October 31, 2007	907.4
November 30, 2007	929.6
December 31, 2007	938.2
January 31, 2008	943.9
February 29, 2008	937.3
March 31, 2008	991.7
April 30, 2008	999.7
May 31, 2008	1,031.4
June 30, 2008	1,043.4
July 31, 2008	1,008.5
August 29, 2008	1,081.8
September 30, 2008	1,187.7
October 31, 2008	1,291.4
November 28, 2008	1,482.7
December 31, 2008	1,257.5
January 31, 2009	1,368.5
February 27, 2009	1,516.4

Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from (Won)888.1 to US$1.00 on June 30, 1997 to (Won)1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar, although the trend reversed in March 2008. During the period from January 2, 2008 through March 13, 2009, the value of the Won relative to the U.S. dollar declined by approximately 36.9%, due primarily to adverse economic conditions resulting from recent liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The market average exchange rate was (Won)1,487.4 to US$1.00 on March 13, 2009.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments

Classification	2004	2005	2006	2007	2008(3)
	(millions of dollars)
Current Account	28,173.5	14,980.9	5,385.2	5,876.0	(6,406.4)
Goods	37,568.8	32,683.1	27,905.1	28,168.0	5,993.9
Exports(1)	257,710.1	288,970.7	331,842.0	379,045.1	433,427.4
Imports(1)	220,141.3	256,287.6	303,936.9	350,877.1	427,433.5
Services	(8,046.1)	(13,658.2)	(18,960.7)	(19,767.6)	(16,733.6)
Income	1,082.8	(1,562.5)	533.7	1,002.7	5,106.5
Current Transfers	(2,432.0)	(2,481.5)	(4,092.9)	(3,527.1)	(773.2)
Capital and Financial Account	7,598.8	4,756.5	17,972.0	7,128.3	(50,993.3)
Financial Account(2)	9,351.6	7,096.9	21,098.1	9,515.8	(50,894.7)
Capital Account	(1,752.8)	(2,340.4)	(3,126.1	(2,387.5)	(38.6)
Changes in Reserve Assets	(38,710.5)	(19,805.8)	(22,112.9)	(15,128.4)	56,446.0
Net Errors and Omissions	2,938.2	68.4	(1,244.3)	2,124.1	893.7

Notes:

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(3)	Preliminary.

Source: Monthly Bulletin, February 2009; The Bank of Korea.

The Republic recorded a current account surplus of approximately US$5.9 billion in 2007 compared with a current account deficit of US$5.4 billion in 2006, primarily due to an increase in surplus from the goods account.

Based on preliminary data, the Republic recorded a current account deficit of approximately US$6.4 billion in 2008 compared with a current account surplus of US$5.9 billion in 2007, primarily due to a significant decrease in surplus from the goods account.

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	Imports(1)	Balance of Trade	Exports as % of Imports
	(millions of dollars, except percentages)
2004	253,844.7	224,462.7	29,382.0	113.1
2005	284,418.7	261,238.3	23,180.4	108.9
2006	325,464.9	309,382.7	16,082.2	105.2
2007	371,489.0	356,845.7	14,643.3	104.1
2008(2)	422,007.3	435,274.7	(13,267.4)	97.0

Notes:

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(2)	Preliminary.

Source: Principal Economic Indicators, February 2009; The Bank of Korea.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2004	As % of Total	2005	As % of Total	2006	As % of Total	2007	As % of Total	2008(2)	As % of Total
	(millions of dollars, except percentages)
Foods & Consumer Goods	3,122.7	1.2	3.174.4	1.1	3,167.7	1.0	3,531.7	1.0	4,015.5	1.0
Raw Materials and Fuels	13,061.4	5.1	18,650.9	6.6	25,071.5	7.7	29,442.5	7.9	44,102.6	10.5
Light Industrial Products	29,606.7	11.7	26,332.1	9.3	26,864.0	8.3	27,469.7	7.4	29,415.0	7.0
Textile Material	10,975.5		9,709.9		8,782.7		8,568.5		8,358.5	19.8
Tyres & Inner Tube	2,093.9	0.8	2,439.3	0.9	2,562.4	0.8	2,853.5	0.8	3,093.8	0.7
Heavy & Chemical Industrial Products	208,053.8	82.0	236,261.3	83.1	270,361.7	83.1	311,045.1	83.7	344,474.2	81.6
Petroleum & Derivatives	10,336.7	4.1	15,519.8	5.5	20,602.8	6.3	24,212.4	6.5	37,825.3	9.0
Chemicals & Chemical Products	22,675.4	8.9	27,295.5	9.6	31,234.9	9.6	36,822.5	9.9	41,920.0	9.9
Metal Goods	18,621.5	7.3	22,478.6	7.9	27,172.4	8.3	31,593.7	8.5	38,052.6	9.0
Machinery & Precision Equipment	20,431.6	8.0	26,143.2	9.2	28,984.6	8.9	36,163.8	9.7	43,650.1	10.3
Electronic & Electronic Products	96,701.1	38.1	103,255.0	36.3	115,742.7	35.6	126,914.3	34.2	126,437.1	30.0
Passenger Cars	24,578.6	9.7	27,181.5	9.6	30,497.1	9.4	34,482.8	9.3	31,287.5	7.4
Ship & Boat	15,406.0	6.1	17,362.9	6.1	21,661.9	6.7	26,855.1	7.2	41,293.9	9.8

Total	253,844.7	100.0	284,418.7	100.0	325,464.8	100.0	371,489.1	100.0	422,007.3	100.0

Notes:

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.
(2)	Preliminary.

Source: Monthly Bulletin, February 2009; The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.)(1)

	2004	As % of Total	2005	As % of Total	2006	As % of Total	2007	As % of Total	2008(2)	As % of Total
	(millions of dollars, except percentages)
Consumer Goods	25,737.1	11.5	25,704.3	9.8	30,411.1	9.8	36,975.9	10.4	39,972.7	9.2
Industrial Materials and Fuels	113,831.0	50.7	141,333.4	54.1	173,915.7	56.2	201,740.4	56.5	268,624.0	61.7
Capital Goods	84,894.6	37.8	94,200.6	36.1	105,055.9	34.0	118,129.4	33.1	126,678.1	29.1
Cereals	3,716.5	1.7	3,365.0	1.3	3,470.7	1.1	4,749.7	1.3	6,860.2	1.6
Goods for Direct Consumption	6,326.3	2.8	7,154.5	2.7	8,292.6	2.7	9,660.8	2.7	9,695.9	2.2
Consumer Nondurable Goods	4,867.4	2.2	5,440.0	2.1	6,835.8	2.2	7,989.8	2.2	8,199.5	1.9
Consumer Durable Goods	10,827.0	4.8	9,744.8	3.7	11,810.4	3.8	14,574.3	4.1	15,216.2	3.5
Fuels	49,355.1	22.0	66,487.2	25.5	85,347.4	27.6	94,626.2	26.5	140,902.5	32.4
Mineral	7,517.3	3.3	9,367.6	3.6	13,049.8	4.2	16,042.6	4.5	19,597.8	4.5
Light Industry Input	5,818.6	2.6	5,968.0	2.3	6,623.0	2.1	7,356.3	2.1	8,146.8	1.8
Chemicals	19,353.0	8.6	22,727.0	8.7	25,201.2	8.1	29,172.0	8.8	33,114.9	7.6
Iron & Steel Products	13,251.2	5.9	16,707.8	6.4	17,701.5	5.7	24,075.5	6.7	37,071.7	8.5
Non-ferrous Metal	7,766.4	3.5	8,599.8	3.3	12,329.2	4.0	14,306.1	4.0	13,359.1	3.1
Machinery & Precision Equipment	27,541.2	12.3	31,325.6	12.0	35,447.7	11.5	39,292.8	11.0	40,779.5	9.4
Electric & Electronic Machines	50,360.2	22.4	55,092.9	21.1	60,087.5	19.4	66,984.5	18.7	70,808.3	16.3
Transport Equipment.	5,676.1	2.5	6,394.7	2.4	7,978.2	2.6	9,982.5	2.8	11,650.1	2.7
Crude Petroleum	29,917.2	13.3	42,605.8	16.3	55,864.9	18.1	60,323.5	16.9	85,855.4	19.8

Total	224,462.7	100.0	261,238.3	100.0	309,382.6	100.0	356,845.7	100.0	435,274.7	100.0

Notes:

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.
(2)	Preliminary.

Source: Monthly Bulletin, February 2009; The Bank of Korea.

In 2004, the Republic recorded a trade surplus of US$29.4 billion. Exports increased by 31.0% to US$253.8 billion and imports increased by 25.5% to US$224.5 billion from US$193.8 billion of exports and US$178.8 billion of imports, respectively, in 2003.

In 2005, the Republic recorded a trade surplus of US$23.2 billion. Exports increased by 12.0% to US$284.4 billion and imports increased by 16.4% to US$261.2 billion from US$253.8 billion of exports and US$224.5 billion of imports, respectively, in 2004.

In 2006, the Republic recorded a trade surplus of US$16.1 billion. Exports increased by 14.5% to US$325.5 billion and imports increased by 18.5% to US$309.4 billion from US$284.4 billion of exports and US$261.2 billion of imports, respectively, in 2005.

In 2007, the Republic recorded a trade surplus of US$14.6 billion. Exports increased by 14.1% to US$371.5 billion and imports increased by 15.3% to US$356.8 billion from US$325.5 billion of exports and US$309.4 billion of imports, respectively, in 2006.

Based on preliminary data, the Republic recorded a trade deficit of US$13.3 billion in 2008. Exports increased by 13.6% to US$422.0 billion and imports increased by 22.0% to US$435.3 billion from US$371.5 billion of exports and US$356.8 billion of imports, respectively, in 2007.

The Republic’s largest trading partners, the United States, Japan and China accounted for the following percentages of the country’s imports and exports:

	2004		2005		2006		2007		2008
	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports
	(percentages of total imports or exports)
United States	16.9	12.8	14.5	11.7	13.3	10.9	12.3	10.4	11.0	8.8
Japan	8.5	20.6	8.4	18.5	8.2	16.8	7.1	15.8	6.7	14.0
China(1)	26.7	14.7	27.2	15.6	27.2	16.4	27.1	18.3	26.3	18.2

Notes:

(1)	Includes Hong Kong.

Source: Ministry of Knowledge Economy.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia (including China) and other parts of the world increased uncertainty about prospects for international trade and economic growth for affected countries, as well as world economic prospects in general. The avian influenza carried by migrating wild birds spread to several Asian countries, Russia, Romania and Turkey. In response to these outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and conducted special monitoring of poultry farms. In addition, the Government continued to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies and on international trade.

In April 2007, the Republic and the United States reached an agreement on a bilateral free trade agreement, or FTA, which was subsequently signed by both nations in June 2007. The FTA was submitted for ratification to the Korean National Assembly in September 2007. As of March 12, 2009, the FTA has not been submitted for ratification to the U.S. Congress.

Non-Commodities Trade Balance

The non-commodities trade deficit decreased to US$7.0 billion in 2004 but increased to US$15.2 billion in 2005, US$18.4 billion in 2006 and US$19.8 billion in 2007. Based on preliminary data, in 2008, the non-commodities trade deficit decreased to US$11.6 billion.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2004	2005	2006	2007	2008
	(millions of dollars)
Gold(1)	$72.3	$73.6	$74.2	$74.3	$75.7
Foreign Exchange	198,175.3	209,967.7	238,387.9	261,770.7	200,479.1
Total Gold and Foreign Exchange	198,247.6	210,041.6	238,462.1	261,845.0	200,554.8
Reserve Position at IMF	785.4	305.8	440.0	310.5	582.6
Special Drawing Rights	32.7	43.3	54.0	68.6	86.0
Total Official Reserves	$199,066.1	$210,390.7	$238,956.1	$262,224.1	$201,223.4

Notes:

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions and to defend the value of the Won against depreciation. The amount of the Government’s foreign currency reserve was US$201.5 billion as of February 28, 2009.

Government Finance

The Ministry of Strategy and Finance prepares the Government budget and administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Ministry of Strategy and Finance must submit the budget to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	2004	2005	2006	2007	2008
	(billions of Won)
Total Revenues	178,784	191,446	209,573	243,633	250,713
Current Revenues	177,453	190,165	208,091	241,693	248,809
Total Tax Revenues	117,796	127,466	138,044	161,459	167,306
Income Profits and Capital Gains	48,112	54,456	60,367	74,273	75,510
Tax on Property	2,996	4,683	6,281	8,725	7,694
Tax on Goods and Services	51,800	53,401	54,996	59,835	63,060
Customs Duties	6,796	6,318	6,858	7,411	8,776
Others	8,090	8,608	9,542	11,216	12,267
Social Security Contribution	22,848	24,905	27,315	29,739	32,896
Non-Tax Revenues	36,788	37,795	42,733	50,495	48,607
Capital Revenues	1,331	1,281	1,482	1,940	1,904
Total Expenditures and Net Lending	173,538	187,946	205,928	209,810	238,834
Total Expenditures	172,140	184,922	200,181	202,703	233,354
Current Expenditures	144,148	160,274	173,688	169,658	196,879
Goods and Services	33,869	36,165	38,987	34,496	37,375
Interest Payments	8,710	10,094	12,150	13,444	14,356
Subsidies and Other Transfers(1)	99,537	111,448	119,997	119,565	142,782
Subsidies	748	724	764	680	730
Other Transfers(1)	98,789	110,724	119,233	118,885	142,052
Non-Financial Public Enterprises Expenditures	3,031	2,566	2,554	2,153	2,366
Capital Expenditures	26,992	24,648	26,493	33,045	36,475
Net Lending	1,398	3,024	5,746	7,107	5,480

Notes:

(1)	Includes transfers to local governments, non-profit institutions, households and abroad.

Source: Ministry of Strategy and Finance; Korea National Statistical Office.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2004, revenues increased by approximately 4.0%, which represented 22.9% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)5.2 trillion in 2004.

For 2005, revenues increased by approximately 7.1%, which represented 23.6% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)3.5 trillion in 2005.

For 2006, revenues increased by approximately 9.5%, which represented 24.7% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)3.6 trillion in 2006.

For 2007, revenues increased by approximately 16.3%, which represented 27.0% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)33.8 trillion in 2007.

For 2008, revenues increased by approximately 2.9% principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of (Won)11.9 trillion in 2008.

Debt

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2008:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	5,812.6	US$	5,812.6
Japanese Yen (¥)		¥25,259.7		280.0
Euro (EUR)	EUR	879.6		1,242.5

Total			US$	7,335.0

Notes:

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2008.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2004	182,201.5
2005	227,066.3
2006	262,380.6
2007	278,800.8
2008	288,719.8

The following table sets out all guarantees by the Government of indebtedness of others:

	December 31,
	2004	2005	2006	2007	2008
	(billions of dollars)
Domestic	65,350.5	54,667.7	36,436.6	33,031.1	28,112.8
External(1)	699.3	310.2	73.4	31.8	—

Total	66,049.8	54,977.9	36,510.1	33,062.9	28,112.8

Notes:

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers in effect on December 31 of each year.

In response to the recent adverse conditions in global financial markets, the Government announced in October 2008 that it would guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, up to an aggregate amount of US$100 billion, for a period of three years from the date such debt was incurred.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information.”

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria published in a compilation by nine international organizations including the IMF and the World Bank in 2003. Starting from June 2003, in particular, the Republic’s total external debt calculation under the new criteria excludes offshore borrowings by overseas branches and subsidiaries of Korean banks but includes Won-denominated liabilities such as bank deposits by nonresidents and also includes international finance lease liabilities.

	December 31,
	2004	2005	2006	2007	2008
	(billions of dollars)
Foreign Currencies	161.3	176.3	246.4	327.9	323.9
Korean Won	11.0	11.6	13.7	54.3	56.6

Total External Liabilities	172.3	187.9	260.1	382.2	380.5

	December 31,
	2004	2005	2006	2007	2008
	(billions of dollars)
Long-term Debt	115.9	122.0	146.3	221.9	229.4
General Government	10.4	8.5	10.3	31.9	21.1
Monetary Authorities	4.0	4.8	5.7	13.2	13.0
Banks	30.0	32.2	40.4	60.2	58.7
Other Sectors	71.5	76.5	89.9	116.5	136.6

Short-term Debt	56.3	65.9	113.8	160.3	151.1
Monetary Authorities	2.0	2.2	3.9	8.2	17.1
Banks	44.5	51.3	96.1	133.8	113.0
Other Sectors	9.9	12.4	13.7	18.3	21.0

Total External Liabilities	172.3	187.9	260.1	382.2	380.5

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

Currency of Borrowings	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2008
	(%)			(millions of dollars)
US$	0.75-8.875	1966-2006	2007-2025	US$	5,812.6
Japanese Yen (¥)	4.0-5.0	1983-1990	2005-2015		280.0
Euro (EUR)	3.625-4.25	2005-2006	2015-2021		1,242.5

Total External Funded Debt(1)				US$	7,335.0

Notes:

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2008.

B. External Guaranteed Debt of the Government(1), (2)

Name	Interest Rates	Years of Issue	Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2008
	(%)			(millions of dollars)
1. Bonds
Total Bonds				None
2. Borrowings
Total Borrowings				None

Total External Guaranteed Debt				None

Notes

(1)	The Government announced in October 2008 that it would guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, up to an aggregate amount of US$100 billion, for a period of three years from the date such debt was incurred
(2)	The Government announced in June 2008 that it plans to guarantee certain other outstanding debt of The Korea Development Bank in case The Korea Development Bank is privatized as planned.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2008
	(%)			(billions of Won)
1. Bonds
Foreign Exchange Stabilization Bonds	—	—	—	—
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	3.0-5.0	1997-2008	2000-2028	239,290.3
Interest-Bearing Treasury Bond for National Housing I	3.0-5.0	1998-2008	2001-2011	40,296.2
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1983-2008	2003-2019	4,032.3
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	594.2
Non-interest-Bearing Treasury Bond for Contribution(1)	—	1967-1985	—	11.3

Total Bonds				284,224.3

2. Borrowings
Borrowings from The Bank of Korea				1,117.2
Borrowings from the Sports Promotion Fund				45
Borrowings from the Civil Servant Pension Fund				295
Borrowings from the Export Insurance Fund
Authorized Government Debt beyond Budget Limited				3,038.3
Sub-Total				4,495.5

Total
Total Internal Funded Debt				288,719.8

Notes:

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Name	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2008
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	0.01-7.14	2001-2007	2007-2012	27,960.0

Total Bonds				27,960.0

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1967	2000-2023	152.8

Total Borrowings				152.8

DESCRIPTION OF THE DEBT SECURITIES

The Republic will issue debt securities under a fiscal agency agreement or agreements. The term “debt securities”, as used in this prospectus, refers to all debt securities issued and issuable from time to time under such fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, you should read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

The Republic will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. The Republic may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

The Republic may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how the Republic will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•

whether the debt securities are subject to “collective action clauses” (as described in “—Events of Default—Collective Action Debt Securities” below) that contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from those for the debt securities that are not subject to collective action clauses (see “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”);

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	other specific provisions.

The Republic may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

Depending on the terms of the debt securities issued by the Republic, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, the Republic will pay interest by check, payable to the registered holder.

If the Republic issues any debt securities in bearer form, it will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as the Republic may designate. At the option of the holder of the bearer debt securities, the Republic will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. The Republic will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, the Republic will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer debt securities, the Republic will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

Any funds held by the fiscal agent or paying agent in respect of any debt securities remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent or paying agent to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to the Republic for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against the Republic for payment of principal or interest on any series of debt securities unless you do so within five years from the date on which such payment was due; provided, however, in the event one or more payments of interest on any particular series of debt securities is to be made within one year, you will not be permitted to file a claim against the Republic for the payment of such interest unless you do so within the three-year period commencing the date on which such interest payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit the depositary’s participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear Bank S.A./N.V., or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income

•	or payments on the debt security;

•

you failed to comply with any certification or other reporting requirement concerning your nationality, residence, identity or connection with the Republic, or any of its political subdivisions or taxing authorities, and the Republic, or any of its political subdivisions or taxing authorities requires

•	compliance with these reporting requirements as a precondition to exemption from Korean withholding taxes; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the

•	fiscal agent has received the full amount due to holders.

The Republic will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which the Republic will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or similar taxes, assessments or other governmental charges. The Republic will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries in connection with the execution of the fiscal agency agreement or the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute the Republic’s direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness.

“External Indebtedness” means all obligations of the Republic in respect of money borrowed and guarantees given by the Republic in respect of money borrowed by others, payable by its terms or at the option of its holder in any currency other than the currency of Korea.

Negative Pledge Covenant

If any debt securities of a series are outstanding, the Republic will not create or permit to subsist any Security Interests on the Republic’s assets as security for any of the Republic’s Public External Indebtedness unless the debt securities are secured equally and ratably with such Public External Indebtedness. However, the Republic may create or permit Security Interests:

(a)	upon any property or asset (or any interest in properties or assets) at the time of their purchase, improvement, construction, development or redevelopment, solely as security for the payment of the purchase, improvement, construction, development or redevelopment costs of such property or assets, provided that (1) such Security Interest does not extend to any other assets or revenues of the Republic and (2) in the case of construction, the Security Interest may extend to unimproved real property for the construction;

(b)	securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (1) the holders of the Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (2) the property over which the Security Interest is granted consists solely of the assets and revenues of the project (provided that in the case of construction, the Security Interest may extend to unimproved real property for the construction and to any trust account into which the proceeds of the offering creating such Public External Indebtedness may be temporarily deposited pending use in connection with such construction);

(c)	arising in the ordinary course of borrowing activities of the Republic to secure Public External Indebtedness with a maturity of one year or less;

(d)	existing on any property or asset at the time of its acquisition (or arising after its acquisition pursuant to an agreement entered into prior to, and not in contemplation of, such acquisition), and extensions and renewals of such Security Interest limited to the original property or asset covered thereby and securing any extension or renewal of the original secured financing;

(e)	arising out of the renewal, extension or replacement of any Public External Indebtedness permitted under paragraphs (a) or (c) above; provided, however, that the principal amount of such Public External Indebtedness is not increased;

(f)	which (1) arises pursuant to an attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and in which the secured claims are being contested in good faith by appropriate proceedings or (2) secures the reimbursement obligation under any bond given in connection with the release of property from any Security Interest referred to in (1) above, provided that in each of (1) and (2), such Security Interest is released or discharged within one year of its imposition;

(g)	in existence as of the date of issuance of the debt securities of a series; and

(h)	arising by operation of law, provided that the Republic may not create such Security Interest solely for the purpose of securing any Public External Indebtedness.

“Security Interest” means any lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Public External Indebtedness” means any External Indebtedness represented by bonds, notes, debentures or other securities that are or were intended to be quoted, listed or traded on any securities exchange or other securities market.

The international reserves of The Bank of Korea represent substantially all of the official gross international reserves of the Republic. Because The Bank of Korea is an independent entity, the Republic is of the view that international reserves owned by The Bank of Korea are not subject to the negative pledge covenant in the debt securities and that The Bank of Korea could in the future incur Public External Indebtedness secured by such reserves without securing amounts payable under the debt securities.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(a)	the Republic fails to pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days;

(b)	the Republic fails to perform or breaches any of the covenants or agreements in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to the Republic at the office of the fiscal agent by holders representing at least 10% of the aggregate principal amount of the debt securities of the series;

(c)	the Republic fails to make any payment in respect of:

(1)	Public External Indebtedness (other than Public External Indebtedness constituting guarantees by the Republic) in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due, and such failure continues beyond the applicable grace period (whether at maturity, upon acceleration by reason of any default or otherwise); or

(2)	any Public External Indebtedness constituting guarantees by the Republic in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due (whether at maturity, upon acceleration by reason of default or otherwise), and such failure continues until the earlier of (A) the expiration of any applicable grace period or 30 days, whichever is longer, or (B) the acceleration of any such Public External Indebtedness by any holder thereof; or

(d)	the Republic declares a moratorium on the payment of any Public External Indebtedness.

You should note that:

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require the Republic to notify holders of the debt securities of an

•	event of default or grant any debt security holder a right to examine the security register.

Non-Collective Action Debt Securities

The following provisions apply to any series of debt securities that are not “collective action debt securities” (as described below). These securities are referred to in this prospectus as “non-collective action debt securities”.

Upon the occurrence of an event of default:

•

in the case of any event of default described in clause (b), the holders of at least 25% in aggregate principal amount of all non-collective action debt securities of that series (not counting debt securities held by the Republic) then outstanding may by written demand given to the Republic, with a copy to the fiscal agent, declare the non-collective action debt securities of that series held by it to be immediately due and payable; or

•

in the case of any other event of default, each holder of non-collective action debt securities of that series may by written demand given to the Republic, with a copy to the fiscal agent, declare the non-collective action debt securities of that series held by it to be immediately due and payable and upon such declaration the principal and interest accrued on the relevant non-collective action debt securities will become immediately due and payable upon the date that such written notices are received at the office of the fiscal agent, unless prior to such date all events of default in respect of the relevant non-collective action debt securities has been cured.

Collective Action Debt Securities

The following provisions apply to any series of debt securities that are “collective action debt securities” as described below.

The following provisions and the provisions regarding voting on amendments, modifications and waivers described under “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” are referred to in this prospectus as “collective action clauses” and any series of debt securities that are subject to the collective action clauses are referred to in this prospectus as “collective action debt securities”.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of all debt securities of that series outstanding (as described in “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”) may, by written notice to the fiscal agent, declare all debt securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding relevant debt securities may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Modifications and Amendments; Debt Securityholders’ Meetings

Non-Collective Action Debt Securities

The following provisions apply to any non-collective action debt securities.

Each holder of a series of non-collective action debt securities must consent to any amendment or modification of the terms of that series of non-collective action debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of, or the interest rate on, or any premium payable upon redemption of any

•	debt security of such series;

•	change the currency or place of payment of principal, interest or premium on debt securities of that series; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

The Republic and the fiscal agent may, with the exception of the above changes, either (a) at a meeting duly called and held as described below, upon the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series then outstanding that are represented at the meeting or (b) with the written consent of the holders of at least 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series that are outstanding, modify and amend other terms of that series of non-collective action debt securities.

The Republic may at any time call a meeting of the holders of a series of non-collective action debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of non-collective action debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series by providing to the fiscal agent a written request setting forth in reasonable detail the action proposed to be taken at the meeting.

Holders of non-collective action debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt security holder. The fiscal agent may make all rules governing the conduct of any meeting.

No consent of holders is or will be required for any modification or amendment requested by the Republic or by the fiscal agent to:

•	add covenants made by the Republic that benefit holders of any series of non-collective action debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for any series of non-collective action debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or any series of non-collective action debt securities; or

•

amend the fiscal agency agreement or any series of non-collective action debt securities in any manner which would not be inconsistent with such debt securities and would not adversely affect the interests of any holder of the affected debt securities.

Collective Action Debt Securities

The following provisions apply to any collective action debt securities.

The Republic may call a meeting of the holders of a series of collective action debt securities at any time regarding the fiscal agency agreement or the debt securities. The Republic will determine the time and place of the meeting. The Republic will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of a series of collective action debt securities if the holders of at least 10% of the aggregate principal amount of the outstanding debt securities have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

Only holders of a series of collective action debt securities and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding collective action debt securities will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of that series of outstanding collective action debt securities will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing 75% of the aggregate principal amount of that series of outstanding debt securities will constitute a quorum, and at the reconvening of any such meeting adjourned for a lack of a quorum, the persons entitled to vote 75% of the aggregate principal amount of that series of outstanding debt securities shall constitute a quorum for the taking of any action set forth in the original meeting. The fiscal agent may set the procedures governing the conduct of the meeting.

The Republic, the fiscal agent and the holders may amend, modify, supplement or waive the terms of the collective action debt securities (other than reserved matters specified below and matters that do not require consent of any holder of the debt securities for amendment described below) or the fiscal agency agreement:

•	with the affirmative vote of the holders of not less than 66 2/ 3% of the aggregate principal amount of that series of outstanding debt securities that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the aggregate principal amount of that series of outstanding debt securities.

However, the holders of not less than 75% of the aggregate principal amount of that series of outstanding collective action debt securities, voting at a meeting or by written consent, must consent to any amendment, modification, supplement or waiver of the terms of the collective action debt securities or the fiscal agency agreement that would:

•	change the due dates for the payment of principal of or interest on the debt securities;

•	reduce any amounts payable on the debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of the debt securities;

•	change the payment currency or places of payment for the debt securities;

•	permit early redemption of the debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•

reduce the percentage of holders of the debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to the debt securities) or the terms and conditions of the debt securities or to take any other action with respect to the debt securities or change the definition of “outstanding” with respect to the debt securities;

•	change the Republic’s obligation to pay any additional amounts;

•	change the governing law provision of the debt securities;

•

change the courts to the jurisdiction of which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New

•	York or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities;

•	in connection with an exchange offer for the debt securities, amend any event of default under the debt securities; or

•	change the status of the debt securities, as described under “—Status of Debt Securities”.

The above matters are referred to in this prospectus as “reserved matters.” A change to a reserved matter, including the payment terms of a series of collective action debt securities, can be made without the consent of holders of debt securities of that series, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agree to the change.

The Republic and the fiscal agent may, without the vote or consent of any holder of the collective action debt securities, amend the fiscal agency agreement or the collective action debt securities to:

•	add covenants made by the Republic that benefit holders of the debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities; or

•

amend the fiscal agency agreement or the debt securities in any manner which would not be inconsistent with the debt securities and would not adversely affect the interests of any holder of the debt securities.

For purposes of determining the “outstanding” principal amount of any collective action debt securities and whether the required percentage of holders of any collective action debt securities has approved any amendment, modification, supplement or waiver of the terms of the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities, any debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means The Bank of Korea, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity majority-owned and controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is an agent of the Republic and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series.

The Republic may offer additional debt securities with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue will not be able to differentiate between debt securities sold as part of the further issue and previously issued debt securities of the same series. If the Republic were to issue further debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID that they would otherwise have accrued) with respect to their debt securities. This may affect the price of outstanding debt securities following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by the Republic to undertake a further issue of debt securities with OID.

Governing Law, Jurisdiction, Consent to Service and Enforceability

The debt securities will be governed by the laws of the State of New York, except for the Republic’s authorization, execution and delivery and any other matters that must be governed by the laws of the Republic.

It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

The Republic has agreed to submit to the jurisdiction of any state or federal court in The City of New York, for lawsuits brought by investors on the debt securities. Investors may also bring action against the Republic in appropriate Korean courts. The Republic will appoint its Consul in New York as its authorized agent to receive any process that may be served in an action brought by an investor. The Korean Consulate General in New York is located at 335 East 45th Street, New York, New York 10017. Notwithstanding the foregoing, the Republic’s consent to jurisdiction does not extend to actions brought against the Republic arising out of or based upon U.S. federal securities laws or any state securities laws, and the Consul of the Republic in New York is not the agent for service of process relating to actions arising out of or based upon U.S. federal securities laws or any state securities laws.

In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in The City of New York or in any appropriate court in the Republic, provided that under Korean law no execution or attachment can be issued out of any court in the Republic for enforcing any judgment or order against any assets of the Government other than cash assets. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to: actions brought against the Republic under U.S. federal securities laws or any state securities laws;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963; and

•	any other property or assets (including property or assets for military, governmental or public purposes) other than cash.

Thus, the Republic may assert immunity to such actions or with respect to such property or assets. Investors may have difficulty making any claims based upon such securities laws or enforcing judgments against the property or assets described above.

In original actions brought before Korean courts, there is doubt as to the enforceability of civil liabilities based on the U.S. federal securities laws. A judgment obtained against the Republic in a foreign court having valid jurisdiction in accordance with the international jurisdiction principles under Korean law and applicable treaties may be recognized and enforced by the courts of the Republic in an action brought to enforce such judgment, if:

•	the judgment is final and conclusive;

•

the party against whom such judgment was awarded received service of process (other than by publication or similar means) in sufficient time to prepare its defense in conformity with the laws of the jurisdiction of the court rendering judgment or such party responded to the action without being served with process;

•	recognition of such judgment is not contrary to the Republic’s public policy; and

•	under similar circumstances such foreign court would recognize and enforce a comparable judgment of Korean courts.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

Except as may otherwise be provided in the prospectus supplement applicable thereto, bearer securities (including bearer securities in global form) will not be offered, sold or delivered within the United States or its possessions or to you, if you are a United States person, except in certain circumstances permitted by United States tax regulations. If so specified in the applicable prospectus supplement, bearer securities will initially be represented by one or more temporary global securities (without interest coupons) to be deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•

each such temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days following its issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that in no event will any bearer security be mailed or otherwise delivered to any location in the United States in connection with such exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date therefor occurring prior to the issuance of definitive bearer securities in exchange for such temporary global security will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in the United States tax regulations.

Bearer securities (other than temporary global debt securities) with a maturity greater than one year and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in such legend provide that a United States person (other than a United States financial institution described in such sections or a United States person holding through such a financial institution) who holds a bearer security or coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such bearer security and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of investing in the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office or principal place of business, or place of effective management in Korea (a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Interest

Under current Korean tax laws in effect, when the Republic makes payments of interest to you on the debt securities, as long as such debt securities are denominated in a currency other than Won, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Capital Gains

Capital gains earned by you from the sale of the debt securities denominated in a currency other than Won to non-residents of Korea (other than to their permanent establishments in Korea) will not be subject to any Korean income or withholding taxes. In addition, capital gains earned by you from the transfer of the debt securities denominated in a currency other than Won taking place outside of Korea are currently exempt from taxes under the Special Tax Treatment Control Law of Korea, provided that the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea. If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 22% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. Furthermore, in order for you to obtain the benefit of tax exemption, under a tax treaty, Korean tax law requires you to submit an application for tax exemption, along with a certificate of tax residence issued by a competent authority of such jurisdiction no later than the ninth date of the month following the date of first payment of income.

Stamp Taxes

You generally will not be subject to any Korean transfer tax, stamp duty or similar documentary tax in respect of or in connection with a transfer of the debt security.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt securities, the subsequent transfer of the debt securities by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt securities as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so. At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities and are a U.S. holder. With respect to U.S. holders, the discussion set forth below is applicable to U.S. holders (i) who are residents of the United States for purposes of the current Convention Between the United States of America and The Republic of Korea for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and the Encouragement of International Trade and Investment (the “Treaty”), (ii) whose debt securities are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty. For U.S. federal income tax purposes, you will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of your investment in a debt security. This summary deals only with U.S. holders that hold the debt securities as capital assets. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold the debt securities as a hedge against interest rate or currency risk or as a position in a “straddle” or conversion transaction;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity;

•	a tax-exempt organization; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. The discussion below assumes that all debt securities issued will be classified for U.S. federal income tax purposes as the Republic’s indebtedness, and you should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below. Any special U.S. federal income tax considerations relevant to a particular issue of the debt securities will be provided in the applicable prospectus supplement. This summary does not discuss the treatment of persons that are not U.S. holders.

If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding debt securities, you should consult your tax adviser.

You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest and Additional Amounts

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security denominated in a currency other than U.S. dollars (a “Foreign Currency Note”), the amount of interest income you will realize will be the U.S. dollar value of such foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. No exchange gain or loss is recognized with respect to the receipt of such payment. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on a Foreign Currency Note at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

You will also be required to include in income any additional amounts paid in respect of any Korean tax withheld from the interest payments you receive. You may be entitled to deduct or credit any such tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest income on a debt security generally will be considered foreign source income and, for purposes of the U.S. foreign tax credit, generally will be considered passive category income. You will generally be denied a foreign tax credit for any Korean taxes imposed with respect to the debt securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. You are urged to consult your tax adviser regarding the availability of the foreign tax credit under your particular circumstances.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a Foreign Currency Note, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the Foreign Currency Note is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the Foreign Currency Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Foreign Currency Note in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Foreign Currency Note, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is redeemed or retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your adjusted tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the redemption or retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date such debt security is disposed of or retired. If you dispose of a Foreign Currency Note that is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange, redemption or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of Foreign Currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to short-term debt securities, market discount, foreign currency gain or loss and with respect to contingent payment debt instruments, which this summary generally does not discuss, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as capital gain or loss, and, if you have held the debt security for more than one year, long-term capital gain or loss. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Any gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as U.S. source income. Consequently, you may not be able to claim a credit for any Korean tax imposed upon the sale, exchange, redemption or retirement of a debt security unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a Foreign Currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Foreign Currency Note.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Notes”. The difference between the issue price and their stated redemption price at maturity generally will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities included in the issue of which the specified debt securities are a part are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). See “Description of the Debt Securities—Further Issues of Debt Securities”. The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Republic, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will bear interest that is not qualified stated interest.

In the case of a debt security issued with de minimis original issue discount (i.e., discount that is not “original issue discount” because it is less than 0.25% of the stated redemption price at maturity of the debt security multiplied by the number of whole years to its maturity), you generally must include such de minimis original issue discount in income as stated principal payments on the debt securities are made in proportion to the stated principal amount of the debt security. Any amount of de minimis original issue discount that has been included in income shall be treated as capital gain.

If you invest in Original Issue Discount Notes you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent such payments do not constitute qualified stated interest. Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will be an Original Issue Discount Note.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period other than the final accrual period is an amount equal to the excess, if any of:

(i)	the product of the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

(ii)	the sum of any qualified stated interest allocable to that accrual period.

Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating original issue discount for an initial short accrual period.

The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of original issue discount allocable to all prior accrual periods (determined without regard to the amortization of any acquisition or bond premium, as described below), reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, and then as a payment of principal. The “yield to maturity” of a debt security is the discount rate that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis. The Republic is required to provide information returns stating the amount of original issue discount accrued on Original Issue Discount Notes held of record by persons other than corporations and other exempt holders.

In the case of an Original Issue Discount Note that is a floating rate debt security, both the “yield to maturity” and the qualified stated interest generally will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index, or if the principal amount of the debt security is indexed in any manner.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis. You should consult with your own tax adviser about this election.

In the case of an Original Issue Discount Note that is also a Foreign Currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the applicable foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest and Additional Amounts” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a Foreign Currency Note you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note that is also a Foreign Currency Note, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of such Original Issue Discount Note, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Note in the initial offering at a price other than such Note’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Note is the total of all future payments to be made on the Note other than qualified stated interest.

Certain of the Original Issue Discount Notes may be redeemed prior to maturity, either at the Republic’s option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Notes with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis U.S. holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange, redemption or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase an Original Issue Discount Note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that Original Issue Discount Note at an “acquisition premium.” Under the acquisition premium rules, the amount of original issue discount that you must include in gross income with respect to the Original Issue Discount Note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold during the taxable year of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a Foreign Currency Note, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a Foreign Currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date when the holder acquired the Note. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Note, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands in the amount of such difference. In this case, any payment, other than qualified stated interest on, or any gain that you realize on the disposition of, the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a Foreign Currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Foreign Currency Note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a Foreign Currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year) and, upon disposition of the Foreign Currency Note, you will generally realize exchange gain or loss based on the difference between such average exchange rate and the exchange rate on the date of disposition.

Indexed Notes and Other Notes Providing for Contingent Payment

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. The Republic will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. You generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities (although you generally will not be subject to backup withholding tax if you satisfy the requirements described above).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

In addition, the Republic may sell the debt securities through a combination of any of the above methods of sale. In some cases, the Republic or dealers acting with the Republic or on the Republic’s behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of the Republic’s securities through any of these methods or other methods described in the applicable prospectus supplement.

The prospectus supplement relating to a particular series of debt securities will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agent commissions or other items constituting agents’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the debt securities for its own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The debt securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from the Republic, and they will be obligated to purchase all of the debt securities if any are purchased. The underwriters may from time to time change without notice any public offering price of a particular series of debt securities and any discounts or concessions allowed or reallowed or paid to dealers.

If the Republic sells debt securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the debt securities for their own account. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”).

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer debt securities as consideration for the purchase of the Republic’s other debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters or their respective affiliates may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic, including in the ordinary course of business for which they may receive customary fees and expense reimbursement.

LEGAL MATTERS

Except as may otherwise be indicated in any prospectus supplement, the validity of any particular series of debt securities will be passed upon on behalf of the Republic by Cleary Gottlieb Steen & Hamilton LLP, United States counsel to the Republic, and Kim & Chang, Korean counsel to the Republic. The validity of any particular series of debt securities will be passed upon on behalf of any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

The authorized representative of the Republic in the United States is Mr. Yeo Kwon Yoon, Consul, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

The Minister of Strategy and Finance (formerly the Minister of Finance and Economy) of The Republic of Korea, in his official capacity, has supplied the information set out under “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement relating to the securities to be offered by this prospectus may contain future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although the Republic believes that the expectations reflected in the forward-looking statements are reasonable, the Republic can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from the Republic’s expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to the Republic or persons acting on the Republic’s behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements, including the Free Trade Agreement recently negotiated with the United States;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and Korea or the United States.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 100 F Street N.E., Washington, D.C. 20549.

The Securities and Exchange Commission maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Any filings that the Republic makes electronically are available to the public over the Internet at the Securities and Exchange Commission’s website (http://www.sec.gov).

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11.    Estimated Expenses.*

It is estimated that the expenses in connection with the sale of the debt securities hereunder, exclusive of compensation payable to underwriters and agent, will be as follows:

SEC Registration Fee	US$	275,100
Printing Costs		150,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		50,000
Rating Agencies’ Fees		350,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement of certain expenses)		600,000

Total	US$	1,925,100

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

This registration statement consists of:

(1)	The facing sheet.

(2)	An explanatory note.

(3)	Part I consisting of the prospectus.

(4)	Part II consisting of pages II-1 to II-6.

(5)	The following exhibits:

A.	Form of Underwriting Agreement, incorporated herein by reference to Exhibit C filed as part of Post- Effective Amendment No. 1 to the Registration Statement of the Republic of Korea (No.333-8502).

B.	Form of Fiscal Agency Agreement, dated as of April 17, 1998, including forms of debt securities, incorporated herein by reference to Exhibit A to the Registration Statement of The Republic of Korea (No. 333-8502).

C.	Form of Amendment No. 1 to the Fiscal Agency Agreement, dated as of June 3, 2003, incorporated herein by reference to Exhibit B-1 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

D.	Form of debt securities (attached to the Form of Amendment No. 1 to the Fiscal Agency Agreement), incorporated herein by reference to Exhibit B-2 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

E.	Opinion (including consent) of Kim & Chang, Korean counsel to the Republic, in respect of the legality of the Debt Securities.

F.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Republic, in respect of the legality of the Debt Securities.

G.	Consent of the Minister of Strategy and Finance of the Republic of Korea (included on Page II-4).

H.	Power of Attorney of the Minister of Strategy and Finance of the Republic of Korea, incorporated herein by reference to Exhibit H to the Registration Statement of The Republic of Korea (No. 333-118631).

I.	Letter appointing Authorized Representative of the Republic of Korea in the United States.

SIGNATURE OF THE REGISTRANT

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant, The Republic of Korea, has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 13th day of March 2009.

THE REPUBLIC OF KOREA

By:	JEUNG-HYUN YOON†*
Minister of Strategy and Finance

†By:	/S/ IK JOO KIM
Ik Joo Kim
(Attorney-in-fact)

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the undersigned, a duly authorized representative of The Republic of Korea in the United States, has signed this registration statement or amendment thereto in The City of New York, New York, on the 13th day of March 2009.

By:	/s/ YEO KWON YOON
Yeo Kwon Yoon
Consul
Korean Consulate General in New York

EXHIBIT INDEX

Exhibit		page number
A.	Form of Underwriting Agreement, incorporated herein by reference to Exhibit C filed as part of Post-Effective Amendment No. 1 to the Registration Statement of the Republic of Korea (No.333-8502).

B.	Form of Fiscal Agency Agreement, dated as of April 17, 1998, including forms of debt securities, incorporated herein by reference to Exhibit A to the Registration Statement of The Republic of Korea (No. 333-8502).

C.	Form of Amendment No. 1 to the Fiscal Agency Agreement, dated as of June 3, 2003, incorporated herein by reference to Exhibit B-1 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

D.	Form of debt securities (attached to the Form of Amendment No. 1 to the Fiscal Agency Agreement), incorporated herein by reference to Exhibit B-2 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

E.	Opinion (including consent) of Kim & Chang, Korean counsel to the Republic, in respect of the legality of the Debt Securities.

F.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Republic, in respect of the legality of the Debt Securities.

G.	Consent of the Minister of Strategy and Finance of the Republic of Korea (included on Page II-4).

H.	Power of Attorney of the Minister of Strategy and Finance of the Republic of Korea, incorporated herein by reference to Exhibit H to the Registration Statement of The Republic of Korea (No. 333-118631).

I.	Letter appointing Authorized Representative of the Republic of Korea in the United States.